July 22, 2016

VIA EDGAR TRANSMISSION

Jaea F. Hahn

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Ms. Hahn:

On May 27, 2016, the Registrant, on behalf of its series, the Pinnacle Sherman Tactical Allocation Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on July 1, 2016, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

General Comments:

Comment 1. Please respond in writing to the comments and file it as correspondence on EDGAR and include Tandy representations in your response.

Response. The Registrant has done as requested and the Tandy representations are below.

Comment 2. Please complete any blanks and remove any brackets in the 485b filing.

Response. The Registrant has done as requested.

Comment 3. Please correct the series and class identifiers in EDGAR to reflect the new fund name.

Response. The Registrant will correct the name with the next filing.

Comment 4. Please make conforming changes throughout in response to a comment where applicable.

Response. The Registrant has made conforming changes throughout in response to a comment where applicable.

Prospectus:

Fund Summary

Comment 5. In footnote 2 to the fee table, please revise the disclosure to indicate that the recapture available under the expense limitation agreement is only available if the recoupment can be achieved within both the current expense limits or the expense limits at the time of recoupment, whichever is lower.

Response. The Registrant has revised the footnote as follows:

These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three fiscal years after the fees have been waived or reimbursed) if such recoupment can be achieved, within the foregoing expense limits or within the expense limits in place at the time of recoupment, whichever is lower.

Comment 6. If the Fund will engage in short selling as a principal strategy, include dividends and interest expenses on securities sold short as a line item in the fee table.

Response. The Registrant will not engage in short selling as a principal strategy.

Comment 7. Please confirm supplementally if the Fund will make any direct investments other than in other investment companies and cash and cash equivalents. If so, please revise the strategy accordingly.

Response. The Registrant confirms that the only investments that the Fund intends to make as a principal strategy directly are investments in other investment companies and in cash and cash equivalents.

Comment 8. In “Principal Investment Strategies,” revise the first sentence to state that the fund intends to operate as a fund of funds.

Response. The Registrant has made the revision requested.

Comment 9. Please clarify supplementally whether the ETFs in which the Fund will invest are passive or active.

Response. The adviser has confirmed to the Registrant that the Fund will invest in both passive and active ETFs.

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Comment 10. Please clarify if the commodity ETFs in which the Fund will invest will hold actual physical commodities like gold, shares of commodity related companies like mining companies, or if they will hold futures as a principal strategy. If they will hold futures, add any related risks as appropriate.

Response. The adviser has confirmed to the Registrant that the commodity ETFs in which the Fund will invest will invest in actual physical commodities like gold and/or will invest in commodity related companies like mining companies.

Comment 11. In “Principal Investment Strategies,” please clarify how the Fund invests in cash.

Response. The Registrant has revised the disclosure to refer to cash and cash equivalents.

Comment 12. Please clarify if the ETFs in which the Fund will invest are affiliated or unaffiliated.

Response. The adviser has confirmed to the Registrant that the ETFs in which the Fund will invest will be unaffiliated ETFs.

Comment 13. Please clarify if there are any limitations on much the Fund may invest in ETFs or in certain kinds of ETFs.

Response. The adviser has confirmed to the Registrant that there are no limitations on the amount of the Fund that may be invested in ETFs or in any particular kind of ETF.

The Fund intends to generally invest in a mix of asset classes with an emphasis on equity and fixed income securities. The Fund may invest up to 25% of the Fund’s assets in commodity-based ETFs. There is no limit on the amount of fund assets that may be invested in the other asset classes.

Comment 14. Please confirm if the Fund will invest in levered or inverse ETFs. If so, please add the associated risks.

Response. The adviser has confirmed to the Registrant that the Fund will not invest in levered ETFs as a principal strategy. However, the Fund may invest in inverse ETFs as a principal strategy. The Registrant has added inverse ETFs to the strategy and risks.

Comment 15. Please confirm supplementally whether the Fund will invest in derivatives as a principal strategy.

Response. The adviser has confirmed to the Registrant that the Fund will invest in derivatives as a principal strategy as disclosed in the prospectus.

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Comment 16. In “Principal Investment Strategies,” please add the disclosure in item 9 regarding gold ETFs and long-short ETFs if they are principal strategies.

Response. The Registrant has not revised the disclosure as we believe the summary disclosure adequately summarizes the strategy as required by item 4 of Form N-1A.

Comment 17. In “Payments to Broker-Dealers and Other Financial Intermediaries,” please confirm whether banks are a financial intermediary through which the Fund may be purchased. If so, add disclosure that an investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance corporation or any other government agency.

Response. The Registrant has added the disclosure requested.

Comment 18. In “Principal Investment Risks,” please separate the direct risks from indirect risks.

Response. As a fund of funds, all of the risks shown are indirect risks, but the Registrant has made the revision requested.

Comment 19. Please explain why high portfolio turnover is a principal risk of the Fund and if there are any tax consequences when the Fund trades its underlying ETFs.

Response. As described in the prospectus, the model used to select portfolio investments examines market conditions and allocates Fund assets accordingly, which results in the Fund moving in and out of positions with some frequency leading to a high portfolio turnover rate. The Fund’s accountants have confirmed to the Registrant that the tax consequence are similar to selling any other investment the Fund, which is that it would recognize a capital gain or loss from the sale.

Additional Information About Principal Investment Strategies and Related Risks

Comment 20. In “Principal Investment Strategies,” please clarify how the 5 sub-strategies relate to each other by disclosing whether the Fund uses all 5 sub-strategies at once or allocate assets in some manner to each strategy. Briefly clarify how the strategy is applied by the adviser to select underlying ETFs. Lastly, in the Policy Portfolio Level 5 sub-strategy, clarify what kind of securities are “real estate” and “resources and materials.”

Response. The adviser has confirmed to the Registrant that assets are allocated to each of the 5 sub-strategies equally. The adviser selects the individual ETFs in which to invest based on several factors including, but not limited to, relative strength rankings, fundamental analysis of the ETF methodology, fiduciary score analysis. The Registrant has revised the disclosure as follows:

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Item 4:

The Fund’s adviser uses signals that come from models developed by W.E. Sherman & Co. to determine the Fund’s allocations. The process for each model is similar: (1) the expected market trend or indicator for specific securities over a period is examined; (2) if a particular asset class is determined to be in a positive trend based on rankings and/or model signals, the assets allocated to a particular model are invested in that asset class; and (3) if a particular asset class is determined to be in a negative trend based on rankings and/or model signals, the assets allocated to a particular model are invested in another asset class as dictated by the applicable model. The Fund’s assets are allocated equally among the five models. After the models determine the asset classes for allocation, the Adviser picks the ETFs in that asset class in which to invest based on several factors including, but not limited to, relative strength rankings, fundamental analysis of the ETF methodology, fiduciary score analysis. The Fund actively trades its portfolio investments.

Item 9 (includes edits from summary as well)

Policy Portfolio Level 5: The assets allocated to this model are equally divided among four subcategories of equity securities (domestic equities, foreign equities, real estate such as REITS, and companies in resources & materials industries (e.g. chemicals, metals, mining, construction materials)).

Comment 21. In ETF Risk, please revise the disclosure to add the following: The market price of the ETF shares may also deviate from the value of their underlying holdings particularly during times of market stress, so, as a result, investors in the ETF may receive significantly more or significantly less than the value of its underlying securities. Accordingly, there may be times when an ETF share trades at a premium or discount to its net asset value. An active trading market for shares of an ETF may not develop or be maintained, and, at times, of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders. This could, in turn, lead to variances between the market price of the ETF shares and the value of its underlying securities. Where all or a part of an ETF’s underlying securities trade in a market that is closed when the market is which the ETF shares are listed and traded is open, there may be changes between the last quote from its closed foreign market and the value of such securities during the ETF’s domestic trading day. Please note that this could lead to differences between the market price of the ETF shares and the value of the underlying securities.

Response. The Registrant has revised the disclosure to add a new sub-risk called “Net Asset Value and Value of Underlying Securities Risk” to include the disclosure requested.

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How Shares are Priced

Comment 22. Please clarify how the Fund will value commodity ETFs.

Response. The policies described in this section are a summary of the Trust’s valuation policies. The disclosure is not specific to each Fund’s investments, so the Registrant has not revised the disclosure.

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;
2.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Tanya L. Goins

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